

August 15, 2014

Via E-mail
Michael Hay
President
At Play Vacations, Inc.
2149 Rio De Janeiro Avenue
Punta Gorda, FL 33983

> **Re:**   **At Play Vacations, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 1, 2014**
> **File No. 333-195950**

Dear Mr. Hay:

We have reviewed your responses to the comments in our letter dated June 10, 2014 and have the following additional comments.

Summary of Prospectus, page 3

1. We note your statement that you estimate you will require $38,000 in additional funds over the next 12 months to accomplish your goals. Please tell us, with a view towards revised disclosure, if this estimate includes all expected operating expenses or is limited to website completion, marketing costs and the costs of being a public company.

Risk Factors, page 6

2. We note your response to our prior comment 18 and the additional disclosure on page 20. To the extent material, please add a risk factor that discusses the risk that you may have to absorb losses if Intrawest does not release room subsidies and you are unsuccessful in collecting the difference from guests using the signed digital waiver.

Plan of Distribution, page 17

3. We note your response to our prior comment 15 and reissue in part. Consistent with the revisions you made in response to our prior comment, please revise the last paragraph on page 17 and the first paragraph on page 18 to clarify that the selling shareholders "may" be deemed underwriters rather than "will" be deemed

underwriters. Otherwise, please explain to us why you did not revise this disclosure consistent with similar disclosure elsewhere.

Principal Products, Services, and Their Markets, page 19

4. Please disclosure the current term of your agreement with Intrawest and whether either party to the agreement has a renewal option.

Plan of Operation, page 24

5. We note your response to our prior comment 29 and reissue in part. Please reconcile your statement here that you have no plans or intentions to raise additional funds by way of the sale of additional securities, with your disclosure in the previous sentence, and on pages 46 and 56, indicating management's intent to raise additional funds through public or private placement offerings.

6. We note your response to our prior comment 31. Please clarify if the $6,000 that your officers have received for costs related to the development of your business was a reimbursement for expenses incurred by them or compensation for services rendered. We note your reference to this $6,000 as management fees on page 8.

You may contact Kristin Shifflett at (202) 551-3381 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
James B. Parsons, Esq.